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Exhibit 99.b(2)

                DEUTSCHE BANK ALEX. BROWN CASH RESERVE FUND, INC.

          (formerly Deutsche Banc Alex. Brown Cash Reserve Fund, Inc.)

                            Amendment to the By-Laws

                          (effective December 18, 2002)

              Article III, Section 7 of the Fund's By-Laws shall be amended to read as follows:

              SECTION 7. Treasurer: The Treasurer or the person so designated by the Board as such, shall be the chief financial officer of the Trust and shall have oversight of financial books and records and coordination of independent auditors and the care and custody of the Corporation in such bank or banks or other depositories and subject to withdrawal in such manner as these By-Laws orthe Board of Directors may determine; he shall, if required by the Board of Directors, give such bond for the faithful discharge of his duties in such form as the Board of Directors may require.